FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of the Company

Osisko Development Corp. (the "Corporation")
1100 Avenue des Canadiens-des-Montréal, Suite 300
Montréal, Québec, H3B 2S2

Item 2 Date of Material Change

March 2, 2022 and March 4, 2022

Item 3 News Release

News releases with respect to the material change referred to in this report was issued by the Corporation through GlobeNewswire on March 2, 2022 and March 4, 2022 and filed on the system for electronic document analysis and retrieval (SEDAR) March 2, 2022 and March 4, 2022, respectively.

Item 4 Summary of Material Change

On March 2, 2022, the Corporation completed a "bought deal" brokered private placement of an aggregate of (i) 13,732,900 subscription receipts of the Corporation (the "Brokered Subscription Receipts"), and (ii) 9,525,850 units of the Corporation (the "Brokered Units" and, together with the Brokered Subscription Receipts, the "Brokered Offered Securities") at a price of $4.45 per Brokered Offered Security, for aggregate gross proceeds of approximately $103.5 million, including the exercise in full of the underwriters' option (the "Brokered Placement").

Subsequently, on March 4, 2022, the Corporation completed the first tranche of a non-brokered private placement of a total of 24,215,099 subscription receipts of the Corporation (the "Non- Brokered Subscription Receipts") at a price of US$3.50 per Non-Brokered Subscription Receipt, for gross proceeds of approximately US$84.8 million (the "Non-Brokered Placement", together with the Brokered Placement, the "Offering").

Item 5 Full Description of Material Change

Brokered Placement

On March 2, 2022, the Corporation completed a "bought deal" brokered private placement of an aggregate of (i) 13,732,900 Brokered Subscription Receipts, and (ii) 9,525,850 Brokered Units at a price of $4.45 per Brokered Offered Security, for aggregate gross proceeds of approximately $103.5 million, including the exercise in full of the underwriters' option.

Each Brokered Unit consists of one common share of the Corporation (each, a "Common Share") and one common share purchase warrant of the Corporation (each, a "Brokered Warrant"). Each Brokered Warrant entitles the holder to acquire one Common Share at a price of $7.60 per Common Share for a period of 60 months following the closing of the Brokered Placement. Each Brokered Subscription Receipt entitles the holder thereof to receive one Brokered Unit, upon the satisfaction of the Brokered Escrow Release Conditions (as defined below), and without payment of additional consideration

The Brokered Placement was co-led by Eight Capital, BMO Nesbitt Burns Inc. and National Bank Financial Inc., acting as co-lead underwriters and joint bookrunners, and on behalf of a syndicate of underwriters including Canaccord Genuity Corp., RBC Capital Markets, PI Financial Corp., and Desjardins Securities Inc. (collectively, the "Underwriters"). In consideration for their services, the Underwriters were paid a cash commission equal to 5% of the gross proceeds of the Brokered Placement (other than in respect of subscribers on the president's list for which no commission was paid), subject to 50% of the cash commission payable in respect of the Brokered Subscription Receipts being held in escrow pending the satisfaction of the Brokered Escrow Release Conditions (as defined below) and in accordance with the terms of the subscription receipt agreement entered into on March 2, 2022 among the Corporation, TSX Trust Company and Eight Capital (the "Brokered Subscription Receipt Agreement").

The gross proceeds from the sale of the Brokered Subscription Receipts, net of 50% of the commission payable to the Underwriters in respect of the Brokered Subscription Receipts and certain expenses of the Underwriters, have been placed into escrow with TSX Trust Company, as subscription receipt agent, and will be released upon the satisfaction of certain escrow release conditions, including the completion, satisfaction or waiver of all conditions precedent to the Corporation's proposed acquisition (the "Tintic Acquisition") of Tintic Consolidated Metals LLC ("Tintic"), as described in the news release of the Corporation dated January 25, 2022 and all in accordance with the terms of the Brokered Subscription Receipt Agreement (the "Brokered Escrow Release Conditions"). If the Brokered Escrow Release Conditions are satisfied on or before June 15, 2022 (or such later date as the Corporation and Underwriters may agree) (the "Brokered Escrow Release Deadline"), the escrowed funds (less the balance of the Underwriters' commission) will be released to the Corporation. If the Brokered Escrow Release Conditions are not satisfied on or prior to the Brokered Escrow Release Deadline or the Tintic Acquisition is otherwise terminated at an earlier time, the escrowed proceeds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the Brokered Subscription Receipts, and the Brokered Subscription Receipts will be cancelled and have no further force and effect.

The Corporation intends to use the net proceeds of the Brokered Placement to advance the development of the Corporation's mineral assets, including the Cariboo Gold Project, the San Antonio Gold Project and properties held by Tintic assuming the completion of the Tintic Acquisition, and for general corporate purposes.

The Corporation has agreed to use its commercially reasonable efforts to obtain a receipt from the securities regulatory authorities in each of the Provinces and Territories of Canada in which Brokered Subscription Receipts have been sold for a (final) prospectus qualifying the distribution of the Common Shares and the Brokered Warrants underlying the Brokered Subscription Receipts on or before the closing of the Tintic Acquisition.

Non-Brokered Placement

On March 4, 2022, the Corporation completed the first tranche of a non-brokered private placement of a total of 24,215,099 Non-Brokered Subscription Receipts at a price of US$3.50 per Non-Brokered Subscription Receipt, for gross proceeds of approximately US$84.8 million.

Each Non-Brokered Subscription Receipt entitles the holder thereof to receive one unit of the Corporation (each, a "Non-Brokered Unit"), upon the satisfaction of the Non-Brokered Escrow Release Conditions (as defined below), and without payment of additional consideration. Each Non-Brokered Unit is comprised of one Common Share and one common share purchase warrant (each, a "Non-Brokered Warrant"). Each Non-Brokered Warrant entitles the holder to purchase one Common Share at a price of US$6.00 per Common Share for a period of five years following the date of issue.

The gross proceeds from the sale of the Non-Brokered Subscription Receipts have been placed into escrow with TSX Trust Company, as subscription receipt agent, and released to the Corporation upon the satisfaction of certain escrow release conditions, including the completion of the listing of the Common Shares on the New York Stock Exchange (the "Non- Brokered Escrow Release Conditions"), which is contingent upon the Corporation meeting the listing requirements of the New York Stock Exchange and may involve, among other things, a consolidation of the Common Shares. If the Non-Brokered Escrow Release Conditions are satisfied on or before June 15, 2022 (the "Non-Brokered Escrow Release Deadline"), the escrowed funds will be released to the Corporation. If the Non-Brokered Escrow Release Conditions are not satisfied on or prior to the Non-Brokered Escrow Release Deadline or the Corporation publicly announces that (a) it does not intend to satisfy the Non- Brokered Escrow Release Conditions, or (b) the Non-Brokered Escrow Release Conditions are incapable of being satisfied by the Non-Brokered Escrow Release Deadline, the escrowed proceeds, together with interest earned thereon, will be returned on a pro rata basis to the holders of the Non-Brokered Subscription Receipts, and the Non-Brokered Subscription Receipts will be cancelled and have no further force and effect.

The Corporation intends to use the net proceeds of the Non-Brokered Placement to advance the development of the Corporation's mineral assets and for general corporate purposes.

All securities issued under the Offering will be subject to a hold period expiring four months and one day from the closing of each of the Brokered Placement and Non-Brokered Placement.

Insider Participation in the Brokered Placement

Mr. Duncan Middlemiss, a director of the Corporation, has subscribed for 11,500 Brokered Subscription Receipts under the Brokered Placement. Prior to the Brokered Placement, Mr. Middlemiss held 32,650 rights deferred share units of the Corporation, representing approximately 0.02% of the issued and outstanding Common Shares on a partially diluted basis. Subsequent to the Offering, Mr. Middlemiss holds 32,650 rights deferred share units and 11,500 Brokered Subscription Receipts, representing approximately 0.04% of the issued and outstanding Common Shares immediately following the Offering on a partially diluted basis (assuming the conversion of the Brokered Subscription Receipts).

Mr. Charles Page, a director of the Corporation, has subscribed for 10,000 Brokered Units under the Offering. Prior to the Offering, Mr. Page held 25,000 Common Shares, 12,500 warrants of the Corporation and 49,070 rights deferred share units of the Corporation, representing approximately 0.02% of the issued and outstanding Common Shares (on a non- diluted basis) prior to the Offering (approximately 0.06% on a partially diluted basis). Subsequent to the Offering, Mr. Page held 49,070 rights deferred share units of the Corporation, 22,500 warrants of the Corporation and 35,000 Common Shares, representing approximately 0.02% of the issued and outstanding Common Shares (on a non-diluted basis) immediately following the Offering (approximately 0.07% on a partially diluted basis)

The subscriptions by Mr. Middlemiss and Mr. Page, each an "insider" of the Corporation, are considered to be "related party transactions" for purposes of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Corporation has filed this material change report on SEDAR (www.sedar.com) under its issuer profile to provide disclosure in relation to each "related party transaction". The Corporation did not file the material change report more than 21 days before the expected closing date of the Brokered Placement as the details of the Brokered Placement and the participation therein by each "related party" of the Corporation were not settled until shortly prior to the closing of the Brokered Placement, and the Corporation wished to close the Brokered Placement on an expedited basis for sound business reasons. The Corporation is relying on exemptions from the formal valuation and minority shareholder approval requirements available under MI 61-101. The Corporation is exempt from the formal valuation requirement in section 5.4 of MI 61-101 in reliance on section 5.5(a) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than the 25% of the Corporation's market capitalization. Additionally, the Corporation is exempt from minority shareholder approval requirement in section 5.6 of MI 61-101 in reliance on section 5.7(b) of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than the 25% of the Corporation's market capitalization.

Approval of the Offering

The Offering was unanimously approved in writing by each of the directors of the Corporation entitled to vote on such matters. The Corporation will send a copy of this material change report to any shareholder of the Corporation who requests a copy of it.

The Offering is subject to final acceptance of the TSX Venture Exchange.

The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Sean Roosen

Chair and Chief Executive Officer

Osisko Development Corp.

Telephone: (514) 940-0685

Item 9 Date of Report

March 14, 2022